Collins Industries, Inc. 11-K For the year ended December 31, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition Period From

Commission File Number 1-9801

A.                                   Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

COLLINS INDUSTRIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST

B.                                     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

COLLINS INDUSTRIES, INC.

15 Compound Drive

Hutchinson, Kansas  67502-4349

COLLINS INDUSTRIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST FINANCIAL STATEMENTS AND SCHEDULES DECEMBER 31, 2003 AND 2002

PREPARED BY

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

Page

Independent Auditor’s Report	1

Financial Statements

Statements of Net Assets Available for Plan Benefits
as of December 31, 2003 and 2002	2
Statements of Changes in Net Assets Available for Plan
Benefits for the Years Ended December 31, 2003 and 2002	3

Notes to Financial Statements	4-10

Supplemental Information

Schedule of Assets Held at Year End	11
Schedule of Investment Assets Both Acquired and
Disposed of Within the Plan Year ended December 31, 2003	12
Schedule of Delinquent Participant Contributions	13

Independent Auditor’s Report

To the Participants and Administrator of Collins Industries, Inc.

  Tax Deferred Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Collins Industries, Inc. Tax Deferred Savings Plan and Trust (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended.     These financial statements and the schedules referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for the Plan benefits as of December 31, 2003 and 2002, and the changes in net assets available for the Plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements as a whole.  The supplemental schedules of the Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 4, 2004	/s/ Meara, King & Co.
Kansas City, MO	Meara, King & Co.

        800 West 47th Street • Suite 430 • Kansas City, MO • 64112-1246 • (816) 561-1400 • Facsimile (816) 561-6296 • E-Mail info@meara.com

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:

Cash	$ 354,812	$ -
Investments	4,856,675	4,355,101
Total investments	5,211,487	4,355,101
Receivables:
Company contributions	37,514	49,542
Participant contributions	-	21,979
Due from broker	85,117	-
Accrued income	6,287	8,151
Total receivables	128,918	79,672
Total assets	5,340,405	4,434,773

LIABILITIES:

Accrued expenses	13,122	13,254
Due to broker	26,950	-
Total liabilities	40,072	13,254
Net assets available for plan benefits	$ 5,300,333	$ 4,421,519

The accompanying notes are an integral part of these financial statements.

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Additions to net assets:
Investment income:
Net appreciation in fair value
of investments	$ 572,231	$ 113,801
Dividend income	102,765	68,500
Interest income	12,675	20,305
Contributions:
Company	161,604	142,259
Participant	683,738	670,845
	1,533,013	1,015,710

Reductions to net assets:
Benefits paid during the year	602,290	321,930
Administrative expenses	51,909	43,313
	654,199	365,243

Net increase	878,814	650,467

Net assets available for plan benefits:

Beginning of year	4,421,519	3,771,052
End of year	$ 5,300,333	$ 4,421,519

The accompanying notes are an integral part of these financial statements.

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF THE PLAN

The following brief description of Collins Industries, Inc. (the Company) Tax Deferred Savings Plan and Trust (the Plan) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more detailed description of the Plan’s provisions.

General

The Plan is a defined contribution plan.  All employees of the Company, except for corporate and subsidiary officers, directors, subsidiary presidents and general managers, are eligible to join the Plan following one year of employment, during which at least 1,000 hours are worked, and attainment of age 21.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan trustee is Intrust Bank.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocation of company contributions and earnings.  Earnings and losses on the Plan assets are allocated based on the proportion of the participant’s account balance to the total of all participant account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s accounts.

Contributions and Withdrawals

Participants may elect to contribute a percentage of their compensation on a tax-deferred basis subject to certain Internal Revenue Code limits.  The Company makes matching contributions equal to 50 percent of each eligible participant’s tax-deferred contributions to the extent those tax-deferred contributions do not exceed 6 percent of the participant’s total compensation.  Participant contributions to the Plan are allocated among investments at the participants’ election.  Additional amounts may be contributed at the discretion of the Company’s Board of Directors.  During 2003 and 2002, the Company made matching contributions of $161,604 and $142,259, respectively.

The contribution receivable at December 31, 2003, is the result of a 2002 Plan year discretionary contribution identified during the conversion of Plan Trustee and Plan Administrator.  The Company intends to fund this contribution during the 2004 Plan year.

Participants may receive loans from their accounts prior to retirement, termination, death or disability, and may apply for full receipt of their account balance in the case of financial hardship (see Note 8).

Upon retirement, termination, death or disability, participants receive lump-sum distributions.  Participants may elect distribution in cash or the Company’s common stock.

Vesting

Participants immediately vest in their voluntary contributions and earnings thereon.  Participants vest in the remainder of their accounts as follows:

Forfeitures reduce future employer contributions.  Forfeitures were $9,765 and $1,973 for the years ended December 31, 2003 and 2002, respectively.

Plan Termination

Although the Company has not expressed any intent to do so, the Company may discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100 percent vested in their accounts.

NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

The financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Administrative Costs

The Company pays all administrative and professional fees related to the Plan.  The amount paid by the Company during the 2003 plan year was $40,481.  Fees paid by the Plan to the trustee for the investment management services amounted to $51,909 for the year ended December 31, 2003 (see Note 6).

NOTE 3:  INVESTMENTS

At December 31, 2003 and 2002, the Plan held 471,539 shares and 570,689 shares, respectively, of the Company’s common stock, with a cost of $1,700,552 and $2,006,677, respectively.  The trustee valued the unregistered and registered shares at the December 31, 2003 and 2002 market price per registered share of $4.36 and $3.75 per share, respectively.  As of June 1, 2004, the Company’s common stock had a closing market price of $5.45 per share.  Money market funds are stated at cost, which approximates market value.  The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2003	2002

Cash	$ 354,812	$ -

Collins Industries, Inc. common stock 471,539 and 570,689 shares, respectively	2,055,910	2,118,443

American AAdvantage U.S. Government Fund
0 and 152,246 shares, respectively	-	152,246

A1 Money Market Fund 737,321 and 673,514 shares, respectively	* 737,321	* 673,514

Vanguard Index 500 Fund 11,556 and 9,181 shares, respectively	1,186,430	744,326

Vanguard Long-Term U.S. Treasury Bond Fund 21,778 and 18,076 shares, respectively	247,620	212,577

* - Nonparticipant-directed

During 2003, the Plan’s investments (including gains and losses of assets bought and sold, as well as, held during the year) appreciated (depreciated) in value by $572,231 as follows:

Collins Industries, Inc. Common Stock	$ 299,751
Vanguard Index 500 Fund	218,939
Vanguard Long-Term Treasury Fund	(8,828)
American Ind NestEgg Funds	62,369
$ 572,231

NOTE 4:  NON-PARTICIPANT DIRECTED INVESTMENT

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investment is as follows:

	2003	2002
Net Assets:
A1 – Money Market Fund	$ 737,321	$ 673,514

	Year-ended	Year-ended
Changes in Net Assets:	2003	2002
Contributions	$ 73,172	$ 1,024,960
Interest	2,763	4,419
Transfers to participant-directed investments	(12,128)	(522,051)
	$ 63,807	$ 507,328

NOTE 5:  TAX STATUS

The Plan obtained its latest determination letter dated July 6, 2003, in which the Internal Revenue Service states the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  Since receiving the determination letter the Plan has been amended.  The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes is reflected in the financial statements.

NOTE 6:  PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds issued by Intrust Bank.  Intrust Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7:  TENDER OFFER

On December 1, 2003, the Company completed a modified Dutch auction tender offer for the purchase of a portion of the Company’s common stock.  As a result, the Company purchased and retired 14.4% of the Company’s outstanding common stock (1,050,879 shares) at $4.50 per share exclusive of transaction expenses. Participants of the Plan directed the Trustee to tender a total of 67,500 shares from their respective vested interest in the Employer Stock Fund (See Note 8).

NOTE 8:  PLAN AMENDMENTS

Plan amendments effective during the Plan year ended December 31, 2003, are summarized below.  Participants should refer to the amended Plan document for the complete amendment.

On January 8, 2003, the Plan was amended effective January 1, 2003, as follows:

A.

Section 5.09 is added to allow the Plan Administrator to distribute the entire vested account balance of a terminated Participant with a balance of $5,000 or less, not including any Rollover Account, without obtaining the Participant’s distribution election or consent.

B.

Section 11.12 provides that if the Plan Administrator has attempted to contact a Participant or Beneficiary, the Plan Administrator can reclassify the lost Participant or Beneficiary’s account balance as a forfeiture, or in the event that the Participant or Beneficiary’s vested account balance is less than $5,000, the Administrator can establish a rollover account in the name of the lost Participant and transfer the balance to that account.  In the event that the lost employee later is found, the Plan would restore the account balance from the current forfeiture account and if the Plan forfeitures were not sufficient to restore the account, the Plan sponsor would make an additional contribution to restore the Participant’s account.

C.

The definition of Transfer Account is specifically amended for former Participants in the Mid Bus Plan to distinguish how their balance from the prior plan will be referred to in all future correspondence and recordkeeping documentation.

Section 5.02(b) is amended to allow former employees of Mid Bus to withdraw their entire Mid Bus Transfer Account in the event of termination of employment.

Section 5.06 is amended to allow former employees of Mid Bus who have reached the age of 60 to withdraw their vested portion of the Mid Bus Transfer Account while still employed by Collins Industries, Inc.

On March 10, 2003, Section 6.01 of the Plan was amended effective March 1, 2003, to read in its entirety, as follows:

Effective March 1, 2003, loans will no longer be permitted.  Prior to March 1, 2003, an eligible Participant who is actively employed by an Employer, may, in accordance with the uniform procedures established by the Committee, request the Trustee to make a loan from the Trust fund.  The loan must meet the terms and condition specified in the written loan policy (which is described in a separate written document incorporated as part of the Plan by reference) and in the following Sections of this Article.

On August 17, 2003, the Plan was amended as follows:

A.

Section 1.09 amends, effective as of January 1, 2002, the term “Compensation” to mean, with respect to each Accounting Year beginning on or after November 1, 1991, a Participant’s total compensation paid by an Employer for the Accounting Year, including Employee Pre-Tax Contributions to this Plan and amounts contributed pursuant to a salary reduction arrangement under Section 125 of the Code, but excluding nontaxable fringe benefits.

No amount in excess of the applicable dollar limits under Section 401 (a)(17) of the Code for the Plan year shall be treated as Compensation by the Plan.

B.

Section 1.28 amends, effective January 1, 2001, the term “Nondiscrimination Compensation” to mean, for each Participant, that portion of his total compensation with respect to an Accounting Year earned while a Participant which would be nondiscriminatory within the meaning of Code Section 414 (s) and the regulations there under.  Notwithstanding any provision of the Plan to the contrary, Nondiscrimination Compensation shall include elective amounts not includable in the gross income of the Participant by reason of Section 132 (f)(4) of the Code.  The Committee may determine the Nondiscrimination Compensation of each Participant from year to year for purposes of performing the mathematical nondiscrimination tests described in Sections 3.07 and 3.08 and such determination shall be made consistently among all Participants to the extent required by Code Section 414 (s) and the regulation there under.

No amount in excess of the applicable dollar limits under Section 401 (a)(17) of the Code for the Plan year shall be treated as Nondiscrimination Compensation for purposes of the Plan.

C.

Section 1.28 amends, effective January 1, 2001, the term “Section 415 Compensation” to mean, for each calendar year, the Employee’s earned income, wages, salaries, fees for professional services, commissions paid to salesmen, compensation based on a percentage of profits, bonuses and other amounts received for personal services actually rendered in the course of employment with his Employer, including for years beginning on and after January 1, 1998, any amount excluded from the Participant’s income by operation of Section 402 (g) or Section 125 of the Code.  Exclusions and alternatives are noted in the amended Plan document.

No amount in excess of the applicable dollar limits under Section 401 (a)(17) of the Code for the Plan year shall be treated as Compensation by the Plan.

D.

Section 5.08 is amended, effective as of January 1, 1999, to read in its entirety as follows:  at the election of a Participant who is eligible for a distribution from the Plan on or after January 1, 1993, that is an “eligible rollover distribution” (within the meaning of Section 402 of the Code), the Committee shall authorize the direct transfer of the distributed amount from the Trust Fund of this Plan to a “qualified trust” or “eligible retirement plan” (within the meaning of Sections 402 of the Code).  Such direct transfers shall be made in accordance with procedures established by the Committee conforming to the requirements of Section 401 (a)(31) of the Code and regulations there under.  Notwithstanding any provision of the Pan to the contrary, on and after January 1, 1999, any hardship distribution described in Section 401 (k)(2)(B)(i)(IV) of the Code which is attributable to a Participant’s Employee Pre-Tax Contributions or an elective contribution credited to a Transfer Account shall not be considered an eligible rollover distribution.

On October 9, 2003, the Plan was amended effective immediately as follows:

A.

Section 8.05 is amended to read in its entirety as follows:  In accordance with the directions of the Committee, the Trustee shall vote all Employer Stock held by it as part of the Plan assets.  Provided, however, that if any agreement entered into by the Trust provides for voting of any shares of Employer Stock pledged as security for any obligation of the Plan, then such shares of Employer Stock shall be voted in accordance with such agreement.

B.

Section 8.06 was added to allow, with respect to any tender offer made by the Sponsoring Employer to purchase shares of Employer Stock held by the Plan, each participant with an interest in the Employer Stock Fund the right to direct the Trustee to tender or not to tender all or a portion of the shares of Employer Stock that reflect such Participant’s proportional vested interest in the Employer Stock Fund.

NOTE 9:  PROHIBITED TRANSACTION

During the Plan year the Company failed to remit, within the time period prescribed by CFR §2510.3-102, the Wheeled Coach December 2002 employee contribution.  The Company remitted the contribution in February 2003.

Supplemental Information

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD AT YEAR END

DECEMBER 31, 2003

		Description of Investment Including
Identity of Issuer, Borrower,		Maturity Date, Rate of Interest, Collateral,
Lessor or Similar Party		Par or Maturity Value	Cost	Current Value

*	Intrust Bank, N.A.	Cash	$ 354,812	$ 354,812

	Collins Industries, Inc.	Collins Industries, Inc. Common Stock	1,700,552	2,055,910

	Vanguard Group	Index 500 Fund	1,140,690	1,186,430

	Vanguard Group	Long-Term U.S. Treasury Bond Fund	243,966	247,620

	NestEgg	American Ind NestEgg 2040 Fund	76,915	90,014

	NestEgg	American Ind NestEgg 2030 Fund	61,710	69,553

	NestEgg	American Ind NestEgg 2020 Fund	177,466	192,364

	NestEgg	American Ind NestEgg 2010 Fund	33,174	36,587

	NestEgg	American Ind NestEgg Capital Preservation	162,604	172,235

*	Intrust Bank, N.A.	AI Money Market Fund	737,321	737,321

	Participant Loans	Participant Loans at Various Rates
		and Maturities	68,641	68,641

	Total		$ 4,757,851	$ 5,211,487

*	Represents investments with a party-in-interest.

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR

DECEMBER 31, 2003

Description of Investment Including
Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,
Lessor, or Similar Party	Par or Maturity Value	Cost	Current Value

AI Money Market Fund	AI Money Market Fund	$ 12,128	$ 12,128

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

DECEMBER 31, 2003

Total that Constitute Nonexempt
Participant Contribution Transferred Late to Plan	Prohibited Transaction

Wheeled Coach December 2002 employee contribution	$ 6,210	*

* - The Company remitted the contribution in February 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Collins Industries, Inc.
Tax Deferred Savings Plan and Trust
Dated:	June 18, 2004

By
/s/ Larry W. Sayre
Larry W. Sayre, Vice President of Finance and Chief Financial Officer
(Signing on behalf of the registrant and as principal accounting officer)